nVIAsoft Campaign Page

nVIAsoft



nVIAsoft is an emerging identity solution provider currently developing patented, touchless technology using a safe and unique biometric – verihand. Your first contactless hand biometric. Using a proprietary algorithm with AI and ML in front-end and Blockchain technology, the password is you – you are the key. With verihand, Biometric security is your very hand.



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Virtual Business Pitch | Market Projection | Communication Channel | Team | About

Business Description

Security Type:



Virtual Business Pitch | Market Projection | Communication Channel | Team | About

Business Description

Security Type:

Equity Security

Price Per Share
$4

Shares For Sale
267,500

Post Money Valuation:

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:
May 31, 2022

Minimum Investment Amount:
$0

Target Offering Range:
$10,000-$1,070,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to

Overview:

nVIAsoft, founded in 2014 by Bernard Garcia (A well-season systems engineer and IT manager), is a leading developer of contactless multimodal hygienic biometric solutions. In 2018, the company acquired the rights to the revolutionary multimodal palm biometric sensor technology patents from the Lawrence Livermore National Laboratory, A well-regarded government research laboratory, and in 2020 was granted an exclusive domestic license to the Livermore multimodal biometric sensor patents.

Since then, the company has developed the verihand (patent pending), an innovative system that verifies an individual through his/her whole hand (both palm and fingers together). This method creates the pure digital identity out of biometric patterns from individuals' "very hand" in a total contactless, noninvasive, and hygienic scanning process.

verihand is the first multimodal, truly contactless hand vein Map biometric. unlike current biometric methods that just read veins in either the palm or the fingers, verihand works by reading the whole complex vein structure of the entire hand, quickly capturing exponentially more data points at once and rapidly. Using its proprietary algorithm, verihand generates a unique encrypted code from the complex patterns of the hand creating a digital ID that is nearly impossible to falsify.

Currently, nVIAsoft has working early adapter prototypes with application for access control which allows and road users to access restricted areas without key fobs or magnetic card for entrance – only their hand. This process economically benefits companies as the installation of our contractors hand biometric technology eliminates the need for keys, key fobs, personnel IDs, and magnetic cards to be purchased.

nVIAsoft is already getting industry recognition. In January 2021, the company was included by Intrado Globe Newswire as one of the top 20 contact biometric industry players. It was named "company of the year 2021" by Enterprisetech Success, And was featured in the April 2021 issue of Innovative New Jersey.

Within the calendar year, nVIAsoft is on track to manufacture devices and produce sales for access control, gym memberships, and Time & Attendance. In our expansion, we are exploring possibilities to bring our solution into the cloud computing in mobile industry, including single sign-on (SSO), Secure online banking, automotive industry applications, and payment solutions.

Exclusive Patent License from Lawrence Livermore National Laboratory: nVIAsoft's Crown Jewel.

In September 2020, the company signed an exclusive license (updating the original agreement from 2018) to Lawrence Livermore National Laboratory's (LLNL) patent known as Multimodal Imaging System and method for Non-Contact Identification of Multiple Biometric Traits. LLNL is a well-respected federally funded research and development arm of the Department of Energy. The patent is valuable since it is the only multimodal biometric technology that is entirely contactless, sanitary, and processes the entire hand (both palm and fingers). The patent, issued in May 2017, is a "blocking" and methods



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Identification of Multiple Biometric Traits. LLNL is a well-respected federally funded research and development arm of the Department of Energy. The patent is valuable since it is the only multimodal biometric technology that is entirely contactless, sanitary, and processes the entire hand (both palm and fingers). The patent, issued in May 2017, is a "blocking" and methods patent that management believes is worth more than $100 million. This technology is secure, easy to use, repeatable, with virtually no false negatives or positives.

The patent is under nVIAsoft exclusive right is transferable upon sale or change of control of the company with the companies for discretion.

Biometric Security in Your Very Hand:
nVIAsoft is an emerging identity solution provider currently developing technology for safe authentication – verihand. Using our proprietary algorithm with AI and ML in front-end and Blockchain technology – the password is you. You are the key.

With verihand, Biometric security is your very hand.

Reasons to Invest:
Safety first: The safest and most hygienic biometric that can not be replicated, stolen, or forgotten. Our technology is made of a strong proprietary authentication database algorithm which is virtually unhackable.
A booming market: The Biometrics Technology market size will be worth $59.31 Billion by 2025.
Unique patent: With our hand biometric technology, we address the limitations of other biometric contactless authentication processes.

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

You Are The Password

Mission
To provide the most secure identity protection and seamless authentication for everyone
Vision
Biometric security in your very hand
Goal
Customer use of verihand sensors in every computer and every device

Problem

Identity Fraud and Data Security Breaches Are Rampant:
In 2020, the number of data breaches in the United States was 1,001 cases. Over the course of the same year, more than 155.8 million individuals were affected by data exposures. And current biometric authentication services don't necessarily help. There's a new victim of identity theft every 2 seconds. Authentication can be duplicated through fingerprints, identity theft, false claim, stolen passwords, and other fraudulent methods.

Identity Theft Statistics:
Consumers lost more than $56 billion to identity theft and fraud in 2020.
Identity theft is the most common consequence of a data breach, occurring 65% of the time.
Around 1 in 15 people become victims of identity fraud.

Privacy & Cookies Policy



Finger Print

Can be falsified by traces left on the machine



Hand Image Scan

Can be falsified by traces left on the machine



Retina Eye-Scan

Harmful to eye on continuous use



Voice Recognition

Voice can be imitated using software



Facial Recognition

Facial features can be DUPLICATED





Identity Theft By the Numbers	
Business Identity Theft Statistics	31% of the surveyed small businesses are not taking proactive measures to mitigate cyber risk.
	In 2017, the average cost per breach in the financial sector was $336 million.
	Cybercriminals will steal an estimated 33 billion records in 2023.
WiFi Identity Theft Stats	87% of consumers have left their personal data exposed when using public WiFi.
	43% of surveyed in the U.S. say they shop online over public WiFi.

Solution

Meet verihand: Your First Contactless Hand Biometric:

Through our proprietary blockchain algorithm at nVIAsoft, we have created a pure digital ID through the unique and complex hand biometric pattern of each individual. verihand reads the entire hand rather than individual fingers or the palm. This offers a strong and contactless authentication process, which won't compromise the use of face shields or masks. Our solution replaces passwords, keyfobs, personal IDs, and magnetic cards.

Unlike fingerprint biometric technology, we eliminate the possibility of leaving traces that can be fraudulently duplicated. Our unique biometric pattern from the hand is being captured with the consent of the user – eliminating accidental invasion or intrusion of privacy, unlike facial and voice recognition.










Our Hand Verification Works For Various Applications

Home
Security

Payment
Terminal/Device

Business Model

Our business model includes:

Hardware Sale: verihand can be adapted for various applications across industries.

Software Application Sale: verihand can be used for business logins and as a single-sign-on solution for IAM (Identity Access Management).

Database Subscription: Secure login to cloud applications through nVIAsoft's cloud authentication gateway.

Hardware and Software Licensing: OEM and manufacturer partnership to make the verihand available in mobile and IOT devices.

Transaction Fee: Payment solutions using Verihand.

On-site Training

Maintenance & Support

Here's how we've been doing, and where we are going...

Traction & Customers

Our Touchstones:

After receiving our patent in 2017, we had our first verihand adopters in 2019. Our adopters successfully used our product for access control of restricted areas, eliminating key fobs or magnetic cards for entrance. We are currently marketing to distributors, channel partners, value-added resellers, and technology integrators. Our established partnerships are in the manufacturing, data infrastructure, telecommunications, technical support, research, and development industries.

Patent Issued

2017 --

Core Application

Algorithm

Sensor Prototyping

Core Application
Sensor Prototyping

2018 ·······························

Device Prototyping
Data Acquisition & Testing
Additional Patents Filed
Access Control Device

2019 ·······························

Early Adapters
Client Installation
Public Beta
LOIs & Partnerships

2020 ·······························

WPI-TAN Program




Investors

We have made the following issuances of securities within the last three years:

Name: Common Stock
Type of Securities sold: Equity
Final Amount Sold: $390,000
Number of Securities Sold: 20,000,000
Use of Proceeds: Operations and Research/Development
Date: October 24, 2018
Offering exemption relied upon: Section 4(a)(2)

Terms

Offering Minimum: $10,000 | 2500 shares of Common Stock
Offering Maximum: $1,070,000 | 267,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $200.00

Risks

See Offering Statement; A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation

Market Projection

A Billion-Dollar Biometric Market:

The Biometrics Technology market size will be worth $59.31 Billion by 2025. The surging demand for biometrics technology across various applications is projected to grow significantly over the next few years. There is a 65.4 Billion market for the biometric security and access control market, and a 28.83 Billion market for contactless biometrics. The global healthcare biometrics market size is forecasted to be growing at a CAGR of 18.4% between 2021 to 2026 to $ 16.2 billion by 2026.

Addressable Market of our product:
B2B Projection: 10K business accounts at 500K each generates $5 Billion
B2C Projection: 20 Million users at $120 a year generates $2.4B (5 yrs = $12B)



Industries	National	Global
Health Care	✓	✓
Education	✓	✓
Government	✓	✓
Energy	✓	✓
Financial Services	✓	✓
Travel + Hospitality	✓	✓
Retail Technology	✓	✓
Nonprofit	✓	✓



Competition
Competition

The global biometrics market was estimated at $36.6 billion in 2020. It is growing rapidly, at a compounded 13.4% annual rate, and is expected to reach $68.6 billion by 2025. The biometrics mark is interest paid to develop at a significant growth rate, owing to the rising number of terrorist activities:

– Significant factors, such as growth in the e-passport program, Government support, and extensive use in criminal identification, or expected to majorly drive the markets growth over the forecast period. Organizations across various sectors, or security remains the primary concern, or investing heavily in their security systems, with a focus on access control systems. The defense, law-enforcement, as well as government institutions are some of the prominent users of this technology.
– Moreover, the soaring need to strengthen national security augmented the growth of the systems, globally. Iris recognition is used in various countries for different purposes, such as passport-free automated border crossings.
– Consumer biometric applications have expanded rapidly over the recent years, with the increase adoption of mobile devices. The consumer-electronics sector is dominated majorly by security and access control devices, going to the adoption of biometric systems, the supporting the market.
– Furthermore, Internet of Things is expected to be a potential driver, primarily due to its ability to aid the combination of analytics and continuous assessment to generate an adequate level of assurance in real-time. Internet of Things One forecasts that about 50 billion Internet of Things Devices may be in use by 2020. It also estimated that about 500 million biometric sensors had already been deployed for Internet of things in 2018.

Competitive Landscape:

The global biometric market consists of numerous small and large manufacturers. Some of the leading players operating in the market are Accu-Time Systems, Bio-Key International, Inc., Cognitec Systems, GmbH, 3M Cogent, Inc., Siemens AG, Fujitsu Limited, RCG Holdings, LTD., Suprema, Inc., Daon, Inc., IDEMIA, and Touchless Biometric Systems, AG.

The global contact list biometrics market is expected to reach a market size of USD $28.83 billion in 2027 and register 19.9% CAGR, over the forecast., According to Reports and Data. Hi adoption of contactless biometric solutions in the healthcare industry to enable contactless interaction between patients and staff is a key factor expected to continue to drive market growth.

Amazon and Fujitsu are the only two companies offering palm technology and or indirect competitors in the market. Amazon is using a partial solution (palm only). Fujitsu is also using a partial solution (palm only) with a sensor that is less capable than nVIAsoft's reader. Both competitors are giant corporations in their economic investments and sales to customers are unknown; The value of their technology in biometric identification is a very small part of their enterprise value.

An increase in demand for a high-level of security in private, commercial, and public establishments is supporting the growth of the market to a significant extent, and this trend is expected to continue in the future. The man for facial and voice recognition software and security and surveillance applications has been increasing substantially in the recent past due to increasing terrorist activities. This software is commonly used at airports, and also by customs and border security authorities for identification purposes.



Educational Material



Bernard D. Garcia, MBA
Founder & CEO, CTO
Background

As the Founder and CEO of nVIAsoft Corporation, Bernard Garcia oversees the growth, direction, and innovation of the company. Bernard is passionate about solving customers' technological problems and empowering them with total security when accessing websites, applications, and databases. Mr. Garcia's work has run the extent of system development and project life cycle, managing some of the most complex and successful IT project initiatives in the corporate and government arena. Bringing more than 20 years of information technology and business implementation management experience, Bernard is responsible for all nVIAsoft business strategy and technology architecture, as well as Infrastructure management and guidance for nVIAsoft's global operations. His extensive IT background includes senior management positions in Architecture, Infrastructure, Systems Operations, and Solutions Development on virtually all technological platforms. As a seasoned database engineer, he has computerization and automation experience in a broad range of industries and not-for-profit organizations. These include healthcare, financial services, business, and college on-line education, manufacturing, telecom, and information technology. Mr. Garcia served as the senior IT consultant for public safety high availability Database Design and Administration. He was instrumental in the creation of GIS Mapping with collaboration with RCC Real-time Crime Center, and oversaw a strategic implementation of E-Citations project for PPD and Philadelphia Traffic Court to the city's district; this project was recognized and published in the Northeast Star newspaper "Police testing new scanners for traffic tickets." Furthermore, Mr. Garcia has handled various enterprise database deployment projects for Prudential, CSC, and Dupont. He was also responsible for data center operations and engineering in the US, EU, and the Asia Pacific. Also, Mr. Garcia is the inventor of a database patented technology for a hand verification device and creator of verihand.com. He is a classically trained network/computer engineer with experience in design deployment and support of secure and non-secure networked computing environments. Mr. Garcia began his career at IBM Philippines in 1994 after earning a Bachelor of Science in Computer Science. He also holds a Masters in Education Management and recently completed a Masters degree in Professional Masters of Business Administration (PMBA) from Rutgers University, New Jersey.



Don Gerraputa
COO
Background

Senior IT and IS management professional specializing in matching business needs with technology to provide improved working environments and information flow to directly impact bottom line results. Experience building, implementing, enhancing and securing applications and infrastructure to support various lines of business. Skills include: – Strategic Planning & Design – Security and Risk Assessments – Process Review & Improvement – Business Opportunity and Feasibility – Budget Planning & Execution – Matrix Management of Project Teams – Product Implementation & Support



Alfred Abubo, CPA
Director of Finance
Background
Alfred makes high-level decisions regarding a business's health, leaving details for the finance and accounting matters. Bringing more than 30



Alfred Abubo, CPA
Director of Finance
Background

Alfred makes high-level decisions regarding a business's health, leaving details for the finance and accounting matters. Bringing more than 30 years of business and corporate finance experience. His duties and responsibilities include: Making sound investment decisions to increase a company's portfolio, prepare and outline complex models into simple terms that others can work with, monitor the performance of investments including creating reports using business software, analyze trends to reduce financial risks associated with making investment or spending decisions, have a strong understanding of fiscal policy and investment regulations, create usable budgets for the business, including evaluating the needs of each department in the long term, offer advice to the CFO and CEO regarding spending and budget questions, hire and oversee leaders in the finance and accounting departments, including giving directions and delivering periodical evaluations. Preparation of tax information returns for non-profit organizations. Preparation of financial statements. Supervision of accounts receivable and accounts payable sections. Review and approval of equipment acquisition, upgrades, and financing. Payroll disbursement and federal/state reporting. Act as Liaison with independent auditors regarding annual financial and compliance audits. Alfred has been an audit manager who was in charge in the financial and compliance audits for delegate agencies of the City of New York, Human Resources Administration, Department of Youth and Community Development, NYC DMHMR, ACS and DOH and other clients of the firm including non-profit organizations. Alfred Abubo started his career senior staff auditor/ consultant from Arthur Andersen & Co. – Manila Office in 1985 He also holds a Master's degree in Masters of Business Administration (MBA) from St. John's University. He completed his bachelor's degree in business administration with major in Accounting and graduated as Summa Cum Laude. Alfred achieved Certified Public Accountancy in the State of New York (Eastern Region) and in the Philippines, 2nd place, and 11th place respectively.



Ernie Iocca
Enterprise Business Strategist
Background

I am currently a principle solutions consultant (engineer) with the Oracle Corporation and specialize in Hyperion Enterprise Performance Management products. I have over 20 years of experience with Hyperion products originally as an administrator of Hyperion Enterprise with National Starch & Chemical Co. which led to a consulting career for Hyperion and SAP. A consulting career that consisted of installing and implementing Hyperion Enterprise, Hyperion Financial Management, Hyperion Planning, and Hyperion Essbase including the related reporting and integration tools. I successfully implemented Hyperion products in companies across a variety of industries and includes Healthcare, Media and Entertainment, Pharmaceutical, Advertising, Hospitals, Retail, Auto, and technology to name a few. As a member of the Oracle/Hyperion pre-sales team, I have led, managed, and closed some of the largest deals including Starbucks, Pfizer, New York State, Aetna, Fidelity, GlaxoSmithKline, Marriott, and Office Depot. In addition, I am involved with one of the most exciting companies and technologies of our time. nViaSoft is on the verge of delivering the most secure contactless biometric technology and products the industry has seen. The company is led by a highly educated, motivated, and driven individual who's leadership will set an example of success second to none. The measure of our success will be based on Bernard's leadership and dedication to the technology. Bernard's leadership shines a bright light through in very competitive industry. The superior technology will pave the way for spectacular growth in market share and emergence of a diverse, driven,dedicated, and responsible company for decades to come.



Christine Bernadette Garcia
HR Director / Researcher



Christine Bernadette Garcia

HR Director / Researcher

Background

Currently a Clinical Research Coordinator in Memorial Sloan Kettering Cancer Center, Christine has worked in many different positions in the medical field including Emergency Medical Technician, ER Medical Scribe, Urgent Care Medical Scribe, Patient Care Technician, and Patient Care Specialist/Receptionist. With extensive experience in different aspects of the medical field, Christine understands the need and significance of nVIAsoft in today's digital age. She shares the vision of nVIAsoft by working to establish verihand as a global standard for a more secure and healthier world.



Vivien Christine Garcia

Social Media Director / Researcher

Background

Currently a Research Assistant in the Eleanor & Lou Gehrig. ALS Center in the Department of Neurology of Columbia University Medical Center with extensive past experience in the medical field as Emergency Medical Technician and ER Medical Scribe. Now, more than ever, the world is in need of a technology that secures identity in the most efficient and hygienic manner. She believes nViaSoft delivers that technology.



Duke Olurin

Business Development

Background

Skilled in Relationship Management, Operations Management, Account Management, Customer Service, Training, Education and Sales. I enjoy building relationships with my clients, leveraging technology to help them achieve their goals and streamline their processes.Duke is a recent graduate in business administration with keen interests in improving business technology and customer success.



Joseph Eulo

Advisory Team PR /Creative Media Production

Background

Joseph Eulo is an independent storyteller and freelance filmmaker living and working in the Greater New York City Area. He is the CEO of First Frame Films, a full-service production company made up of a diverse group of artists, actors, and filmmakers who share a passion for creating meaningful work that moves, entertains and informs audiences.. Joseph has experience as a producer, director, cinematographer, sound mixer, and editor with over ninety-five narrative, documentary, music video, and commercial projects completed. He enjoys collaborating with others who share his interest in creating meaningful work. Joseph shares his understanding of the craft of filmmaking with aspiring artists on and off set by sharing his knowledge and mentoring individuals one-on-one. Joseph's excellent organizational, communication, and leadership skills combined with his experience in raising production values while reducing production cost is a benefit to any project he works on. He is great with people and can recruit, motivate, serve, and collaborate with others individually and/or in a team environment.




Thirimachos Bourlai, Phd

Advisory Team Technology

Background

Thirimachos Bourlai is an associate professor in the School of Electrical & Computer Engineering at the University of Georgia. He also serves as an adjunct associate professor in the University of West Virginia's Lane Department of Computer Science and Engineering and as an adjunct assistant professor in WVU's School of Medicine, Department of Ophthalmology, Department of Forensic and Investigative Science and Department of Chemical Engineering. He is the founder and director of the Multi-Spectral Imagery Lab. After earning his Ph.D. in face recognition and completing a post-doctoral appointment at the University of Surrey (U.K.), Bourlai completed a second post-doc in a joint project between Methodist Hospital and the University of Houston in the fields of thermal imaging and human-based computational physiology. He joined the staff at WVU in 2009, serving as a visiting professor, research assistant professor, tenure-track assistant professor, and associate professor in the Lane Department until July 2020. He joined UGA in August 2020.



Mary Carbajal

Advisory Team – Blockchain EMR

Background

Over 20 years' experience Mary has traversed the landscape of IT working as an innovative technologist in over 50 countries around the world. As a global transformational leader and entrepreneur, Mary has amassed broad experience in industries including oil and gas, manufacturing, electronics distribution, technology, finance and healthcare. This cross-industry experience has enabled her to resolve complex business challenges with enterprise grade technological solutions. She has driven business outcomes through innovative disruptions and enabled companies to achieve operational excellence, competitive market advantage and significant financial results. Outside of B1OSTM, Mary is a passionate advocate for women and girls, especially under-resourced children around the world. Her goal is to facilitate the opening of schools in rural communities globally, empowering children to reach their highest potential and eradicate poverty.



Richard Gearhart

Advisory Team Legal

Background

Patent Law · Legal Consulting · Trademark Law · Intellectual Property Law · Startup Law · Business Law · Entertainment Law Work location New York City Metropolitan Area



Samantha Jacobson

Advisory Team – Public Relations

Background

As a PR professional with over 20 years of experience in television production and journalism, she have been nominated for 4 Emmys and an expert at finding newsworthy hooks. Her contacts include key names in entertainment, media, business, sports, and politics. She is connected with managers and agents as well as influential digital and print media outlets. Samantha's first adrenaline rush making news was when she was

